EXHIBIT 99.1

Stantec reports strong third quarter 2024 results, raises adjusted diluted EPS guidance and achieves record backlog of $7.3 billion

Q3 2024 Highlights

  Record net revenue of $1.5 billion, an increase of 15.8% compared to Q3 2023
  Adjusted EBITDA1 increase of 13.8% to $274.6 million and adjusted EBITDA margin1 of 18.0%
  Adjusted diluted EPS1 of $1.30, up 14.0% compared to Q3 2023
  Backlog of $7.3 billion, up 15.9% since December 31, 2023

EDMONTON, Alberta and NEW YORK, Nov. 07, 2024 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable design and engineering, released its third quarter 2024 results today which are underpinned by continued strong demand and solid project execution.

During the quarter, net revenue increased 15.8% year-over-year to $1.5 billion, primarily driven by 7.8% acquisition and 6.5% organic net revenue growth1. Organic growth was achieved in each of Stantec's regional and business operating units, with the exception of Energy & Resources. Double-digit organic growth was achieved in both the Water and Buildings businesses of 11.9% and 10.0%, respectively. Adjusted EBITDA for the third quarter of 2024 increased 13.8% or $33.3 million, and adjusted EBITDA margin was 18.0%. Stantec delivered diluted earnings per share (EPS) of $0.90 and adjusted diluted EPS of $1.30, a 14% year-over-year increase. Backlog at September 30, 2024 increased to $7.3 billion, setting a new all-time record.

“Stantec’s momentum continued throughout the third quarter of 2024, showcasing exceptional growth in both revenue and earnings,” said Gord Johnston, President and CEO. "With our strong third quarter results, 2024 is looking to be another record setting year. We now expect to be near the high end of our previously disclosed net revenue range, and we are raising our adjusted EPS outlook for the year,” Mr. Johnston continued, “We’ve made great progress towards our 2024-2026 strategic plan. With our record backlog of $7.3 billion, and a robust set of further growth opportunities in front of us, we are confident we can successfully execute on our plan and continue to deliver compelling shareholder value in the years to come.”

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1 Adjusted diluted EPS, adjusted net income, adjusted EBITDA, and adjusted EBITDA margin are non-IFRS measures, and organic growth, acquisition growth and DSO are other financial measures (discussed in the Definitions section of the Q3 2024 MD&A).

2024 Outlook

Based on continued strong performance in Q3 2024 and expectations for Q4, Stantec is raising certain targets in our guidance and narrowing ranges further as follows:

	Previously Published 2024 Annual Range	Revised 2024 Annual Range
Targets
Net revenue growth	12% to 15%	14.5% to 15.0%
Adjusted EBITDA as % of net revenue (note)	16.5% to 16.9%	16.5% to 16.9%
Adjusted net income as % of net revenue (note)	above 8%	above 8%
Adjusted diluted EPS growth (note)	12% to 16%	16% to 18%
Adjusted ROIC (note)	above 11%	above 12%

Stantec's targets and guidance initially assumed the average value for the US dollar to be $1.35, GBP to be $1.70, and AU dollar $0.90; Stantec now assumes the US dollar to be $1.36, GBP to be $1.76, and AU dollar to be $0.91. For all other underlying assumptions, see the Assumptions section of the Q3 2024 MD&A. These targets do not include the impact of revaluing our share-based compensation, which fluctuates primarily due to share price movements subsequent to December 31, 2023, as further described below.

note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of the Q3 2024 MD&A.

Stantec's outlook for net revenue growth remains robust. The Company now expects net revenue growth to be in the range of 14.5% to 15.0% from 12% to 15%. Stantec reaffirms expectations for organic net revenue growth in the mid to high-single digits. The Company continues to expect the US and Global regions to deliver organic growth in the mid to high-single digits and Canada to be in the mid-single digits. Stantec expects acquisition net revenue growth to be in the high-single digits.

The Company's target range for adjusted EBITDA margin remains at 16.5% to 16.9%. This reflects the continuing confidence in solid project execution and operational performance. Stantec continues to expect adjusted net income to achieve a margin above 8%. With the increased expectations for net revenue growth, Stantec now expects adjusted diluted EPS growth to be in the range of 16% to 18% from 12% to 16%, and adjusted ROIC to now be above 12% from 11%.

The retrospective revision impact from the change in accounting policy related to the treatment of deferred payments in a business combination did not have an impact to our targets as the impacts are included as adjusted items associated with acquisition integration costs (see Change in Accounting Policy in Stantec's Q3 2024 MD&A).

Effect of Long-term Incentive Plan
Consistent with guidance previously provided, the targets do not include the impact of revaluing Stantec's share-based compensation, which fluctuates primarily due to share price movements subsequent to December 31, 2023. Year to date, the revaluation resulted in a $2.6 million expense (pre-tax), the equivalent of 6 basis points as a percentage of net revenue and less than $0.02 EPS. If the LTIP metrics existing at Q3 2024 remain constant to the end of the year, the impact of higher share-based compensation expense for the remaining quarter would be negligible, and the full year impact would be approximately $2.0 million (pre-tax) or $0.01 EPS.

The above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the impact from share price movements subsequent to December 31, 2023 and the relative total shareholder return components on our share-based compensation programs.

Q3 2024 compared to Q3 2023

  Net revenue increased 15.8% or $208.0 million, to $1.5 billion, primarily driven by 7.8% acquisition and 6.5% organic net revenue growth. Stantec achieved organic growth in all regional and business operating units with the exception of Energy & Resources. Double-digit organic growth was achieved in the Water and Buildings businesses.
  Project margin increased 14.8% or $107.0 million, to $828.1 million. As a percentage of net revenue, project margin decreased by 50 basis points to 54.3% reflecting a minor shift in project mix and certain project recoveries and change order approvals in the prior period.
  Adjusted EBITDA increased 13.8% or $33.3 million, to $274.6 million. Adjusted EBITDA margin was 18.0%, in line with the Company's expectations. Compared to Q3 2023, adjusted EBITDA margin decreased by 30 basis points and by 110 basis points when normalized for the Q3 2023 increase in long-term incentive plan (LTIP) expense that resulted from strong price appreciation in the prior period. The quarter-over-quarter change in margin primarily reflects lower project margins as a percentage of net revenue and higher administrative and marketing expenses as a percentage of net revenue due in part to increased software costs to support growth and slightly lower utilization due to staff transitioning from the wind down of certain major projects to new projects.
  Net income increased 1.9% or $1.9 million, to $103.2 million, and diluted EPS of $0.90 was largely consistent, compared to Q3 2023 at $0.91, mainly due to strong net revenue growth, partly offset by a non-cash lease impairment charge of $13.7 million resulting from the Company's real estate optimization strategy and higher administrative and marketing expenses as a percentage of net revenue.
  Adjusted net income grew 16.7% or $21.2 million, to $147.9 million, achieving 9.7% of net revenue—an increase of 10 basis points. Adjusted diluted EPS increased 14.0% or $0.16, to $1.30. The LTIP revaluation had an upward impact of $0.03 on our Q3 2024 adjusted diluted EPS and a downward impact of $0.05 in Q3 2023.
  Contract backlog remains robust and increased to $7.3 billion at September 30, 2024, reflecting 9.5% acquisition growth and 4.7% organic growth from December 31, 2023. Compared to September 30, 2023, Stantec's backlog grew 5.5%, organically. Organic backlog growth was achieved in all regional and business operating units, with the exception of Environmental Services which remained consistent. Contract backlog represents approximately 12 months of work.
  Operating cash flows decreased $33.8 million or 15.9%, with cash inflows of $178.9 million, reflecting an increased investment in net working capital to support organic growth and the financial system integration of Morrison Hershfield which began this quarter.
  DSO was 80 days, remaining within the target of 80 days.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at September 30, 2024 was 1.5x, reflecting the funding of recent acquisitions, and remaining within the internal target range of 1.0x to 2.0x.
  On November 7, 2024, the Company's Board of Directors declared a dividend of $0.21 per share, payable on January 15, 2025, to shareholders of record on December 31, 2024.

Year-to-date Q3 2024 compared to year-to-date Q3 2023

  Net revenue increased 14.8% or $564.2 million, to $4.4 billion, primarily driven by 7.4% acquisition and 6.7% organic net revenue growth. Stantec achieved organic growth in all regional and business operating units with the exception of Energy & Resources. Double-digit organic growth was achieved in the Water and Buildings businesses.
  Project margin increased $307.2 million or 14.8%, to $2,382.3 million. As a percentage of net revenue, project margin remained consistent with the prior period at 54.3%.
  Adjusted EBITDA increased $97.4 million or 15.3%, to $733.8 million. Adjusted EBITDA margin increased by 10 basis points over the prior period to 16.7% and decreased by 40 basis points after normalizing for the LTIP revaluation. The year over year change to adjusted EBITDA margin primarily reflects higher administrative and marketing expenses as a percentage of net revenue resulting from claim provision estimates increasing to historically normal levels compared to 2023 and slightly lower utilization due to staff transitioning from the wind down of certain major projects to new projects.
  Net income increased 7.1% or $17.5 million, to $263.5 million, and diluted EPS increased 4.1%, or $0.09, to $2.31, mainly due to strong net revenue growth, partly offset by a non-cash lease impairment charge of $30.6 million resulting from our real estate optimization strategy.
  Adjusted net income grew 19.3% or $61.1 million, to $378.1 million, achieving 8.6% of net revenue—an increase of 30 basis points, and adjusted diluted EPS increased 15.7%, or $0.45, to $3.31. The LTIP revaluation impact was $0.02 on the 2024 year-to-date adjusted diluted EPS and $0.15 in the comparative period.
  Operating cash flows increased $35.4 million or 13.6%, with cash inflows of $296.3 million, reflecting continued strong organic revenue growth, partly offset by an increased investment in net working capital in support of organic revenue growth and the impact from the Morrison Hershfield financial system integration.

Q3 2024 Financial Highlights

	For the quarter ended September 30,				For the three quarters ended September 30,
	2024		2023		2024		2023
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,929.4	126.5%	1,693.2	128.6%	5,540.5	126.3%	4,870.6	127.4%
Net revenue	1,524.8	100.0%	1,316.8	100.0%	4,388.2	100.0%	3,824.0	100.0%
Direct payroll costs	696.7	45.7%	595.7	45.2%	2,005.9	45.7%	1,748.9	45.7%
Project margin	828.1	54.3%	721.1	54.8%	2,382.3	54.3%	2,075.1	54.3%
Administrative and marketing expenses (note 1)	571.6	37.5%	490.8	37.3%	1,695.8	38.6%	1,477.5	38.6%
Depreciation of property and equipment	17.4	1.1%	14.8	1.1%	50.4	1.1%	45.0	1.2%
Depreciation of lease assets	31.7	2.1%	30.1	2.3%	95.2	2.2%	91.2	2.4%
Net impairment (reversal) of lease assets	13.7	0.9%	(0.8)	(0.1%)	30.6	0.7%	(2.9)	(0.1%)
Amortization of intangible assets	36.7	2.4%	25.6	1.9%	99.5	2.3%	78.3	2.0%
Net interest expense and other net finance expense	26.9	1.8%	26.2	2.0%	78.5	1.8%	70.7	1.8%
Other (income) expense	(2.1)	(0.2%)	4.0	0.4%	(6.9)	(0.1%)	(1.3)	0.2%
Income taxes (note 1)	29.0	1.9%	29.1	2.2%	75.7	1.7%	70.6	1.8%
Net income (note 1)	103.2	6.8%	101.3	7.7%	263.5	6.0%	246.0	6.4%
Basic and diluted earnings per share (EPS)	0.90	n/m	0.91	n/m	2.31	n/m	2.22	n/m
Adjusted EBITDA (note 2)	274.6	18.0%	241.3	18.3%	733.8	16.7%	636.4	16.6%
Adjusted net income (note 2)	147.9	9.7%	126.7	9.6%	378.1	8.6%	317.0	8.3%
Adjusted diluted EPS (note 2)	1.30	n/m	1.14	n/m	3.31	n/m	2.86	n/m
Dividends declared per common share	0.210	n/m	0.195	n/m	0.630	n/m	0.585	n/m

note 1: Results for the quarter ended September 30, 2023 and for the three quarters ended September 30, 2023 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of the Q3 2024 MD&A for further details.

note 2: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of the Q3 2024 MD&A).

n/m = not meaningful

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q3 2024	Q3 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	371.5	315.9	55.6	27.0	n/a	28.6	9.1%
United States	775.9	711.6	64.3	12.4	11.9	40.0	5.6%
Global	377.4	289.3	88.1	63.6	7.7	16.8	5.8%
Total	1,524.8	1,316.8	208.0	103.0	19.6	85.4
Percentage Growth			15.8%	7.8%	1.5%	6.5%

Backlog

(In millions of Canadian dollars, except percentages)	Sep 30, 2024	Dec 31, 2023	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,700.4	1,342.6	357.8	173.6	n/a	184.2	13.7%
United States	4,169.2	3,950.8	218.4	46.7	80.4	91.3	2.3%
Global	1,439.5	1,012.5	427.0	377.0	30.2	19.8	2.0%
Total	7,309.1	6,305.9	1,003.2	597.3	110.6	295.3
Percentage Growth			15.9%	9.5%	1.7%	4.7%

Webcast & Conference Call

Stantec will host a live webcast and conference call on Friday, November 8, 2024, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s third quarter performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of Stantec.com.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting.

Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are engineers, designers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. This news release also reports the following non-IFRS and other financial measures used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, adjusted return on invested capital (ROIC), and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the Q3 2024 Management’s Discussion and Analysis, available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov, and the Company’s website at Stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures and ratios provide useful information to investors to assist them in understanding components of the Company's financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward-looking Statements

Certain statements contained in this news release constitute forward-looking statements. These statements include, without limitation, comments regarding the Company's ability to capture future growth opportunities, adjusted diluted EPS and net revenue growth, adjusted EBITDA margin, adjusted ROIC, and the 2024 outlook. Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, cash flow projections, project cancellations, access and retention of skilled labor, decreased infrastructure spending levels, decrease or end to stimulus programs, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three and nine month periods ended September 30, 2024, there has been no significant change in the risk factors from those described in Stantec's 2023 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedarplus.ca or Stantec’s website, Stantec.com. You may obtain a hard copy of the 2023 annual report free of charge from the investor contact noted below.

Investor Contact

Jess Nieukerk
Stantec Investor Relations
Ph: 403-569-5389
jess.nieukerk@stantec.com

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Reconciliation of Non-IFRS Financial Measures

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Net income (note 1)	103.2	101.3	263.5	246.0
Add back (deduct):
Income taxes (note 1)	29.0	29.1	75.7	70.6
Net interest expense	26.7	25.1	78.0	68.1
Net impairment (reversal) of lease assets (note 2)	16.0	(1.8)	34.9	(3.8)
Depreciation and amortization	85.8	70.5	245.1	214.5
Unrealized (gain) loss on equity securities	(3.4)	3.1	(7.1)	(4.1)
Acquisition, integration, and restructuring costs (note 1,5,6)	17.3	14.0	43.7	45.1

Adjusted EBITDA	274.6	241.3	733.8	636.4

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Net income (note 1)	103.2	101.3	263.5	246.0
Add back (deduct) after tax:
Net impairment (reversal) of lease assets (note 2)	12.4	(1.4)	27.1	(3.0)
Amortization of intangible assets related to acquisitions (note 3)	21.2	12.6	58.2	41.7
Unrealized (gain) loss on equity securities (note 4)	(2.6)	2.4	(5.5)	(3.2)
Acquisition, integration, and restructuring costs (note 1,5,6)	13.7	11.8	34.8	35.5

Adjusted net income	147.9	126.7	378.1	317.0
Weighted average number of shares outstanding - diluted	114,066,995	110,958,545	114,066,995	110,955,101

Adjusted earnings per share - diluted	1.30	1.14	3.31	2.86

See the Definitions section of this MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: Results for the quarter ended September 30, 2023 and for the three quarters ended September 30, 2023 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section of the Q3 2024 MD&A for further details.

note 2: The net impairment (reversal) of lease assets and property and equipment includes onerous contracts associated with the impairment for the quarter ended September 30, 2024 of $2.3 (2023 - $(1.0)) and for the three quarters ended September 30, 2024 of $4.3 (2023 - $(0.9)). For the quarter ended September 30, 2024, this amount is net of tax of $3.6 (2023 - $(0.4)). For the three quarters ended September 30, 2024, this amount is net of tax of $7.8 (2023 - $(0.8)).

note 3: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2024, this amount is net of tax of $6.0 (2023 - $3.7). For the three quarters ended September 30, 2024 this amount is net of tax of $16.7 (2023 - $12.1).

note 4: For the quarter ended September 30, 2024, this amount is net of tax of $(0.8) (2023 - $0.7). For the three quarters ended September 30, 2024 this amount is net of tax of $(1.6) (2023- $(0.9)).

note 5: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the quarter ended September 30, 2024, this amount is net of tax of $3.9 (2023 - $3.1). For the three quarters ended September 30, 2024, this amount is net of tax of $10.0 (2023- $10.1).

note 6: Acquisition, integration, and restructuring cost include additional acquisition costs related to the change in accounting policy described in note 1 for the quarter ended September 30, 2024 of $1.2 (2023 - $3.7) and for the three quarters ended September 30, 2024 of $5.9 (2023 - $14.8).